INTER&CO, INC BANCO INTER S.A. ANNOUNCES ISSUANCE OF SUBORDINATED FINANCIAL BILLS INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that Banco Inter S.A. (“Banco Inter”) has issued Subordinated Financial Bills (“Financial Bills”) in negotiations with professional investors. Subordinated Financial Bills ("LFSN") were issued in the amount of R$300,000,000.00 (three hundred million reais). The Financial Bills may be subject to optional full early redemption from July 17, 2031, on each permitted repurchase date, generally subject to prior authorization from the Banco Central do Brazil, as set forth in the transaction documents. In accordance with Resolutions No. 122 and No. 5007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of Banco Inter’s Reference Equity with an approximated estimated impact of 0.6 percentage points1 on its Basel Ratio. Belo Horizonte, July 17, 2026 RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations ___________ Note 1: Calculated on the capital base of March 31, 2026.